Via Facsimile and U.S. Mail
Mail Stop 6010

March 12, 2007

Philip L. Carter
President and Chief Executive Officer
Rotech Healthcare, Inc.
2600 Technology Drive
Suite 300
Orlando, FL 32804

      Re: **Rotech Healthcare, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2005
              Form 10-Q for Fiscal Quarter Ended March 31, 2006
              File No. 000-50940

Dear Mr. Carter:

      We have completed our review of your Form 10-K and 10-Q and have no further comments at this time.

                  Sincerely,

                  Jim B. Rosenberg
                  Senior Assistant Chief
                  Accountant